UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ MF 02.558.157/0001-62 - NIRE  35.3.001.5881-4

NOTICE TO THE MARKET

Telefónica Brasil S.A. ("Company") informs its shareholders and the market in general that has been included for the fifth consecutive year in the BM&FBovespa's Corporate Sustainability Index (ISE) portfolio. The Company once again integrates the ranking, which in its twelfth edition, which will last from January 2, 2017 to January 5, 2018, will feature 38 shares of 34 companies representing 15 sectors of the economy.

Pioneer in Latin America, the index is a tool for comparative analysis of the performance of companies listed on the Bovespa under the corporate sustainability aspect. It is structured in partnership with the Center for Sustainability Studies (GVces) of the São Paulo’s School of Business Administration of Fundação Getúlio Vargas (FGV-EAESP).

Annually, a review of the ranking is carried out, in which the economic, financial, environmental and social dimensions of the companies participating in the selection process are evaluated, along with criteria and indicators of corporate governance.

The Company's achievement reflects its commitment to sustainability and governance through responsible management of our activities, in harmony with values such as balance, transparency, accountability, efficiency and innovation.

Telefónica Brasil is distinguished not only by actions aimed at minimizing the impact of its activities, but also by investments in technological solutions that guarantee quality of life for the society through education, security, mobility, health and well-being.

São Paulo, November 25, 2016.

David Melcon Sanchez-Friera

Investor Relations Officer

Telefônica Brasil S.A. – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 25, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director